Mail Stop 3561

July 17, 2009

via U.S. mail and facsimile

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

RE: **FalconTarget, Inc.**
Form 10-K/A for the Year Ended June 6, 2008, and filed June 22, 2009
File No.: 0-50920

Dear Mr. Kirchner:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended June 30, 2008 and Filed June 22, 2008

Item 9A(T). Controls and Procedures, page 16

1. We have reviewed your response to our prior comment one. Your response did not address our comment, thus the comment will be reissued. The evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. June 30, 2008), not "as of a date within ninety (90) days prior to the end of the period" of your Form 10-K/A. Please confirm in future filings,

including any amendments to this Form 10-K, that you will revise your disclosure to address the issue above.

Signatures

2. We note your response to our prior comment number seven, and we reissue the comment. Please note that the designation "principal accounting officer" or "controller" is required <u>in addition to</u> the designations of "chief executive officer" and "principal financial officer."   Please confirm in future filings, including any amendments to this Form 10-K, that you will include the signature of your principal accounting officer or controller.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bill Kearns at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas Kirchner
        Via facsimile: Fax: (561) 910-0015